

September 22, 2022

Paul Abbott
Chief Executive Officer and Director
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017

> **Re: Global Business Travel Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 9, 2022**
> **File No. 333-267339**

Dear Mr. Abbott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cautionary Note Regarding Forward Looking Statements, page 2

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act by its terms does not apply to statements made in connection with a tender offer. Please revise the disclosure in this section accordingly.

The Offer and Consent Solicitation
Background and Purpose of the Offer and Consent Solicitation, page 67

2. Please expand your disclosure regarding the background and purpose of the exchange offer and consent solicitation. In this regard, we note that your Class A common stock has been trading at or below $8.77 per share since June 2, 2022 and had a closing share price of $6.58 on September 20, 2022. We further note the risk factor disclosure you

included in your joint proxy statement/prospectus for your business combination on Form S-4 stating that outstanding warrants may expire worthless unless the Acquiror Cayman Class A Ordinary Share price or Domesticated Acquiror Class A Common Stock price, as applicable, is higher than the exercise price during the exercise period.

3. We note your disclosure that one of the purposes of the offer and consent solicitation is to attempt to reduce the potential dilutive impact of the warrants. Please clarify whether you considered the dilutive impact of the exchange offer on your current stockholders. In this regard, we note your risk factor disclosure on page 56 stating that your warrants may be exchanged for shares of Class A Common Stock pursuant to the offer, which will increase the number of shares eligible for future resale in the public market and result in dilution to your stockholders.

4. Clarify to disclose that the private warrant holders will participate in the exchange offer and that pursuant to the APSG IPO, the Company sold an aggregate of 12,224,134 Private Placement Warrants to the Sponsor at a purchase price of $1.50 per Private Placement Warrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For comments from the Office of Mergers & Acquisitions, you may contact Christina Chalk, Senior Special Counsel, at 202-551-3263. You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gregory A. Fernicola, Esq.